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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2019

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer and SkyWest, Inc. Sign Contract for Nine E175 Jets

São José dos Campos, Brazil, January 31st, 2018 – Embraer and SkyWest, Inc. have signed a firm order for nine E175 jets, with deliveries expected to begin in 2019. The order has a value of USD 422 million, based on current list prices, and was already included in Embraer’s 2018 fourth-quarter backlog. SkyWest Airlines will operate all nine E175s, featuring a 76-seat configuration.

"Since 2013, SkyWest has purchased a total of 158 E175s, including these nine, in order to expand their large existing fleet of Embraer aircraft,” said Charlie Hillis, Vice President, Sales & Marketing, North America, Embraer Commercial Aviation. "We are extremely proud of their ongoing support for the E-Jets program and the fact that the E175 continues to outperform in North America. Without a doubt, the E175 has become the backbone of the regional aviation market in the U.S."

“We’re pleased to continue adding new E175 aircraft under long-term contract to our increasingly efficient, agile and flexible fleet,” said SkyWest Chief Executive Officer and President Chip Childs. “We appreciate Embraer’s strong partnership and remain impressed with the Embraer product.”

Including this new contract, Embraer has sold more than 565 E175s to airlines in North America, since January 2013, earning more than 80% of all orders in this 70-76-seat jet segment.

SkyWest, Inc. is a premier regional airline company and the holding company of SkyWest Airlines. SkyWest holds a long history with Embraer as early customers for the Embraer EMB 120 Brasilia turboprop aircraft.

Since entering revenue service, the E-Jets family has received more than 1,800 orders and over 1,500 aircraft have been delivered. Today, E-Jets are flying in the fleet of 70 customers in 50 countries. The versatile 70 to 150-seat family is flying with low-cost airlines as well as with regional and mainline carriers.

Follow us on Twitter: @Embraer

About SkyWest, Inc.

Based in St. George, Utah, SkyWest, Inc. is the holding company for two scheduled passenger airline operations and an aircraft leasing company with more than 17,000 employees. SkyWest provides commercial air service in cities throughout North America with more than 2,500 daily flights carrying approximately 50 million passengers annually. SkyWest Airlines operates through partnerships with United Airlines (“United”), Delta Air Lines (“Delta”), American Airlines (“American”) and Alaska Airlines.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2019

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer